SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

MagneGas Corporation
(Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share
(Title of Class of Securities)

(CUSIP Number)

35246 US Highway 19N, #311
Palm Harbor, Florida 34684
(727) 934-9275
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

October 3, 2008
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Luisa Ingargiola

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
15,000,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
15,000,000
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,000,000

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.79%

(14) TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of MagneGas Corporation, a Delaware corporation, with its principal place of business located at 35246 US Highway 19N, #311, Palm Harbor, Florida 34684. The telephone number is (727) 934-9593 and the fax number is (727) 934-9275.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Luisa Ingargiola who is hereinafter sometimes referred to as the “Reporting Person.” Luisa Ingargiola with a principal place of business located at 35246 US Highway 19N, #311, Palm Harbor, Florida 34684. The telephone number is (727) 934-9593 and the fax number is (727) 934-9275.

Luisa Ingargiola is a member of Global Beta LLC, with its principal place of business located at 90 Eastwinds Ct., Palm Harbor, Florida  34683.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 5,000,000 founding shares were issued to Luisa Ingargiola personally for services rendered in the development of the technology.

10,000,000 shares were issued to Global Beta LLC as founder shares.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisitions of 15,000,000 shares of the Issuer’s common stock by the Reporting Person were founders shares and were valued at par value.

10,000,000 shares were issued to Global Beta LLC as founder shares and were issued at par value.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person acquired 15,000,000 of the issued and outstanding common shares of the Issuer.  Such amount represented 21.79 % of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2008

By:	/s/ Luisa Ingargiola
Luisa Ingargiola
Chief Financial Officer, Secretary and Director